February 3, 2021
Via E-mail
Per B. Chilstrom, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019


       Re:     Watford Holdings Ltd.
               Amendment No. 1 to Schedule 13E-3 filed by Watford Holdings Ltd. et al.
               Filed February 1, 2021
               File No. 005-91335

               Revised Preliminary Proxy Statement on Schedule 14A Filed February 1, 2021 by Watford Holdings Ltd.
               File No. 001-38788

Dear Mr. Chilstrom:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A
Position of the Company as to Fairness of the Merger, page 29

1. The Board   s disclosure on pages 32 and 34 of the factors considered in its fairness
   determination refers to    the Company   s shareholders who are unaffiliated
with Holdco and
   Arch.    Please note that such disclosure is not sufficiently specific to satisfy Item 8 of
   Schedule 13E-3 and Item 1014(a) of Regulation M-A. Refer to the definition
of    affiliate    in
   Exchange Act Rule 13e-3(a)(1). Note also that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a). Please revise to use the correct formulation for unaffiliated security holders.

Projected Financial Information, page 41

2. We note that the Company   s management based the projected financial
information on
   numerous assumptions and estimates, some of which have not been identified in your filing.
   Please revise to identify these assumptions, quantifying each when possible. For example, please disclose the assumed underwriting portfolio growth, improved combined ratios, and investment returns.
 Per B. Chilstrom, Esq.
Clifford Chance US LLP
February 3, 2021
Page 2

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions